Wolters Kluwer

File No. 82-2683

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Shareholders Approve Dividend and Appoint New Members of Executive Board and Supervisory Board

2007 Annual General Meeting of Shareholders of Wolters Kluwer

Amsterdam (April 20, 2007) - Wolters Kluwer, a leading global information services and publishing company, announced today that the Annual General Meeting of Shareholders (AGM), held in Amsterdam, has adopted the 2006 financial statements and approved the proposed dividend. In addition, the AGM has appointed Mr. J.J. Lynch, Jr. as a new member of the Executive Board and Mr. B.F.J. Angelici as a new member of the Supervisory Board.

Several hundred shareholders were represented at the AGM in person, by proxy voting, or by voting instruction. In her remarks to the assemblage, Nancy McKinstry, CEO and Chairman of the Executive Board, reviewed Wolters Kluwer's 2006 results and successful completion of its 2003-06 transformation plan, discussed the company's strategy to accelerate profitable growth in 2007 and beyond.

Nancy McKinstry commented in her presentation: "I am pleased with the performance of Wolters Kluwer in 2006. We met or exceeded all of our Key Performance Indicators, delivering solid organic growth and strong free cash flow. We completed our restructuring program, which resulted in significant cost savings and made our business units stronger and better equipped to grow. 2006 also saw double-digit revenue growth from online and software products, supporting Wolters Kluwer's transformation into a broad provider of information, software, and services. All of these accomplishments created a strong foundation on which to build in 2007 and beyond."

Ms. McKinstry's presentation is available on www.wolterskluwer.com.

Approval of Dividend

Wolters Kluwer will pay a dividend of €0.58 (previous year €0.55) per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves. The stock dividend will be determined on April 27, 2007 (after the close of trading). The dividend will be made payable as from May 3, 2007. For more information see www.wolterskluwer.com/WK/Investors.

New Members of Executive Board and Supervisory Board

Mr. J.J. Lynch, Jr. (1959, USA), Senior Vice President of Business Development, was appointed at the AGM as a new member of the Executive Board. As previously announced, the Supervisory Board had proposed the appointment of Mr. Lynch as Mr. J.M. Detailleur's successor as Executive Board Member. Mr. Detailleur will retire from the Executive Board in May 2007.

In connection with the retirement of Mr. H. Pennings, Mr. B.F.J. Angelici was appointed as a new member of the Supervisory Board at the AGM. Mr. Angelici (1947, French) currently is Executive Vice President of AstraZeneca Plc, a global pharmaceutical company, and is responsible for that company's business in Europe, Japan, Asia Pacific, Latin America, the Middle East, and Africa.

Wolters Kluwer

Charitable Initiative: Operation Eardrop Foundation
In 2006, Wolters Kluwer streamlined its community involvement and charitable initiatives to focus on two core themes which are central to Wolters Kluwer's value creation: knowledge-sharing and health.

In honor of the 2007 AGM, and in lieu of a gift to the attendees, Wolters Kluwer made a donation to the Operation Eardrop. Operation Eardrop fits well with both of the company's core themes by improving the health of children and providing training to enable and enhance local support and solutions for the future.

Since 1983 Operation Eardrop has been dedicating itself on a voluntary basis to the needs of the deaf and otherwise hearing impaired children in Kenya. For more information on Operation Eardrop and Wolters Kluwer's sustainability activities visit www.eardrop.nl and www.wolterskluwer.com/2006SER.

A report on the Annual General Meeting of Shareholders will shortly be available on www.wolterskluwer.com.

Note to the press:
Portraits and resumes of Mr. Lynch and Mr. Angelici are available on request, please contact press@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

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